

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Arshia Sarkhani
Chief Executive Officer
Asset Entities Inc.
100 Crescent Ct, 7th Floor
Dallas, TX 75201

> **Re: Asset Entities Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 17, 2022**
> **CIK No. 0001920406**

Dear Mr. Sarkhani:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments refer to comments in our July 14, 2022 letter.

Amendment No. 2 to DRS on Form S-1 submitted August 17, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Three Months Ended June 30, 2022 and 2021, page 33

1. We note that your revenues decreased 55.9% from $181,041 for the three months ended June 30, 2021 to $72,664 for the three months ended June 30, 2022 and that this decrease was primarily due to a decrease in subscription revenue. Please revise to further explain the reasons for this decrease. For example, please disclose your number of paying subscribers for each of these periods and clarify whether there have been any changes to the prices of your subscription offerings.

<u>General</u>

2.   We note your responses to prior comments 4 and 5. We continue to believe that, based on the information provided, the services provided by the company may cause the company to meet the definition of "investment adviser" in the Investment Advisers Act of 1940 (the "Advisers Act"). In particular, we believe that certain of the content on the company's Discord servers, such as trading diaries posted by company personnel, and other content available on its social media, may constitute investment advice. We also reiterate that, in general, disclaimers do not change the character of the advice provided for Advisers Act purposes. Accordingly, please revise statements in the registration statement that such content is not investment advice and that the company is not an "investment adviser" (*see, e.g.*, page 11 and page 17). Please also consider making corresponding changes to the disclaimers and disclosures on the company's Discord servers and elsewhere.

3.   We acknowledge the company's position that the company may be able to rely on the "publisher's exclusion" contained in the Advisers Act. Please note that whether the company can rely on such exclusion will be a facts-and-circumstances analysis. This analysis – as well as the determination of whether the company is an "investment adviser" – will be informed not only by the content and services available to paid subscribers on the company's Discord servers, but also on the content and services available to free subscribers on such servers, as well as information and services provided on social media and elsewhere, in each case whether by the company itself or by its agents.

4.   Please revise the risk factors on page 17, and elsewhere, as follows:

   •   Please refer to the possibility of registration as an investment adviser in one or more states, and not solely the SEC.
   •   Please revise references to investment adviser registration as being "burdensome" and, instead, describe, in as much detail as is appropriate, how such registration may impact the company's operations or business model.

   You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Louis Bevilacqua